Net Talk.com, Inc.

1100 NW 163rd Drive

Miami, Florida 33169

(305) 621-1200

Fax (305) 621-1201

April 16, 2009

VIA EDGAR & FACSIMILE (703) 813-6986

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Net Talk.com, Inc.

Registration Statement (Form S-1)

Filed February 9, 2009

File No. 333-157187

Dear Ms. Plowgian:

On behalf of Net Talk.com, Inc. (the “Company”), this letter responds to the comments you provided by letter dated March 9, 2009 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.	We note that you are registering a significant number of your outstanding shares for resale. Please advise what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Due to the significant number of shares being registered, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include, but not be limited to an explanation of the relationship between the Company and the selling shareholders, any relationships among any of the selling shareholders, and the manner in which each selling shareholder received the shares. It should also identify which of the selling shareholders is in the business of buying and selling securities.

We have removed 8,889,605 shares of common stock initially registered for resale by selling security holders in the Registration Statement. As revised, 929,907 shares of common stock are being offered for resale by selling security holders in this offering, representing approximately 10.66% of our outstanding shares of common stock and 49.95% of our outstanding non-affiliate public float. As revised, 82.81% of the securities being registered for resale in this Registration Statement by selling security holders are for non-affiliates of the Company (see table below).

Total shares of common stock outstanding as of April 15, 2009	8,719,800

Total shares of common stock being registered for resale by selling security holders in the Registration Statement	929,907

Total shares of common stock being registered for resale by non-affiliates in the Registration Statement (Midtown Partners & Co, LLC and Apogee Financial Investments, Inc. were considered affiliates for purposes of this analysis due to Richard Diamond’s affiliation with these entities and Mr. Diamond’s role as a director of the Company. Anastasios Kyriakides and Ronald J. Rule, Jr. were also considered affiliates for purposes of this analysis due to their relationships with the Company.	770,053

As revised, we do not believe this offering constitutes an indirect primary offering; and consequently, we believe it is unnecessary to indentify the selling security holders as underwriters.

The shares of common stock underlying the Series A Common Stock Purchase Warrants being offered for resale pursuant to this Registration Statement were all acquired by the selling security holders in our 2006 common stock offering described on page II-2 of the Registration Statement. As a result, the selling security holders have held their investment for almost three years. During this period, the selling security holders solely bore the investment risk. The proceeds from any sale of the shares of common stock registered for resale by the selling security holders are for their own account, and there are no agreements or understandings with respect to any subsequent investments of those proceeds back into the Company. Accordingly, we do not believe it is appropriate to characterize these selling security holders as underwriters of this offering.

There are 41 selling security holders identified in the Registration Statement, and no one selling security holder holds more than 20% of the securities offered for resale pursuant to this Registration Statement. Except as disclosed in the footnotes to the Table of Selling Security Holders, we are not aware of any relationships among any of the selling security holders. Midtown Partners & Co, LLC is the only broker-dealer offering securities pursuant to this Registration Statement. This information is disclosed in footnote 9 of the Table of Selling Security Holders.

As revised, we believe that the offering described in the Registration Statement falls within the language of Rule 415. The described securities are being offered solely by persons other than the Company (Rule 415(a)(1)(i)), and we will receive no benefit from the resale of the securities except for the payment of any exercise price associated with the exercise of the derivative securities. Accordingly, we believe that the offering is properly characterized as a secondary offering for purposes of Rule 415.

The shares of common stock underlying the Series A Common Stock Purchase Warrants and Series B Common Stock Purchase Warrants not being registered on behalf of selling security holders are being registered pursuant to 415(a)(1)(iii).

2.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

We have included the form of our counsel’s legal opinion required by Item 610(b)(5) of Regulation S-K. Please see Exhibit 5.01. We are continuing to negotiate the terms of an employment agreement with Mr. Kyriakides and will file that agreement by amendment to the Registration Statement.

3.	Please update your financial statements to include the interim period ended December 31, 2008. See Rule 8-08 of Regulation S-X. Also, update your management’s discussion and analysis for the additional interim period.

We have included our interim financial statements for the quarter ended December 31, 2008 as required by Rule 8-08 of Regulation S-X. We have also included a discussion of this interim period in our Management’s Discussion & Analysis. Please see pages 30 and F-30 of the Registration Statement.

Prospectus Summary, page 1

4.	We note your statement in the third paragraph of this section that you offer, provide, sell and supply certain telecommunications services. However we also note your disclosure on page 27 that to date, your activities have been limited to “various organizational matters, limited operations and the development of [your] business plan.” We further note that your website contains disclosure about several products and services which appear to be currently offered to customers. Please revise your disclosure on this page to distinguish between your current activities and the activities you intend to perform in the future. Please also disclose management’s estimated timetable for commencing your future business activities.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 1 of the Registration Statement.

5.	Please revise to disclose what percentage of your shares currently outstanding are being registered by this registration statement.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 1 of the Registration Statement.

Risk Factors, page 4

6.	Please include a risk factor discussing the outstanding convertible debentures. The risk factor should address, among other things, the results of a default by the company, the existence of a lien on all the assets of the company, and the company’s contingent obligation to pay the if-converted value of the underlying common stock in an amount equal to 110% of the principal amount, plus accrued interest, upon a default.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

7.	Please include a risk factor discussing the impact on the company of the restrictive covenants contained in the convertible debentures.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

8.	Please include a risk factor disclosing the company's intent to pursue share-based payment arrangements for certain research and development expenses, as noted on page 27, and address the resulting dilutive effect such arrangements would have on existing shareholders.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

9.	Please include a risk factor discussing the possibility that the selling shareholders may choose not to exercise the Series A and Series B Common Stock Purchase Warrants, in which case the company would not receive any proceeds from the exercise of such warrants.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 4 of the Registration Statement.

Without obtaining adequate capital funding, we may not be able to continue as a going concern…, page 5

10.	Please revise this risk factor to address management’s plans for obtaining adequate capital funding and address the impact that the proceeds the company may receive in this offering would have on such plans. Disclose the necessary minimum level of capital that must be raised for the company to continue operating through 2009.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 5 of the Registration Statement.

We will initially have a limited product/service offering.… page 6

11.	Please expand this risk factor to address when management anticipates that you will be able to broaden your product and service offerings. Disclose whether the “TK 6000” is going to be part of your initial product offering.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

We are dependent upon the creditworthiness of our customers.… page 6

12.	Please revise this risk factor to indicate whether any of your existing customers have failed to perform under their contracts as a result of credit problems.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

We may not be able to protect or intellectual property…, page 6

13.	Please revise this risk factor to indicate whether you have been unable to protect any of your intellectual property to date and provide management’s quantified assessment of this risk, if possible.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 6 of the Registration Statement.

Our success is dependent upon our ability to meet the technology demands of our customers, page, 7

14.	Expand your disclosure to explain which “existing technology” you are referencing in this risk factor. Please also include management’s quantitative assessment of this risk, if possible.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

Regulation of VoIP services is developing and therefore uncertain…, page 7

15.	Please expand this risk factor to clarify whether the regulations referenced herein currently apply to you, and address any current legislative, judicial or regulatory actions that management is aware of which could negatively impact the business. Assess the likelihood that states other than Florida may subject you to regulation and identify the states where you have or intend to have service offerings.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 7 of the Registration Statement.

We have issued warrants for a significant number of shares of our common stock.… page 9

16.	Please revise this risk factor to address the other effects the exercise of the outstanding warrants would have on your common stock, including, but not limited to the significant dilution of voting rights and earnings per share, and any anti-takeover effects.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 9 of the Registration Statement.

Determination of Offering Price, page 11

17.	Please disclose the factors considered in determining the most recent private offering price, which was used as the basis of the offering price for this registration statement. See Item 505 of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 11 of the Registration Statement.

Dilution, page 11

18.	Please revise to include the disclosure required by Item 506 of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 11 of the Registration Statement.

Selling Security Holders, p. 11

19.	Please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer. For each broker-dealer affiliate, disclose whether it purchased the company’s securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Midtown Partners & Co., LLC is a licensed broker-dealer. Midtown Partners & Co., LLC has certified to us that it acquired our securities in the ordinary course of business, and that, at the time of the purchase of the securities, it had no agreement or understanding, directly or indirectly, with any person, to distribute the securities. A disclosure of this certification is included in footnote 9 to the Table of Selling Security Holders.

Description of Securities, page 16

Options, Warrants and Other Securities Convertible into Common Stock, page 17

20.	Please revise your disclosure to include a description of the frequency the conversion price of the debentures may be adjusted. Please indicate the total number of shares such debentures may be converted into as of the most recent practicable date.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 18 of the Registration Statement.

Interest of Named Experts and Counsel, page 19

21.	Please explain whether any of the experts or counsel disclosed in this section had or is to receive in connection with the offering a substantial interest in the company or was connected with the company or any of its parents or subsidiaries as a promoter, underwriter, director, officer or employee. See Item 509 of Regulation S-K.

None of the experts or counsel disclosed in the section entitled “Interest of Named Experts and Counsel” has, or is to receive in connection with the offering, a substantial interest in the Company, or was connected with the Company or any of its parents or subsidiaries as a promoter, underwriter, director, officer or employee.

Description of the Company’s Business, page 20

22.	Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Pew Internet and American Life Project and Yankee Group. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

We have enclosed a copy of the market research data prepared by Pew Internet and American Life Project referenced in the Registration Statement. As the Pew article is publicly available, we revised the Registration Statement to include a website address for this article. Please let us know if you would also like us to file the Pew article via EDGAR.

We have removed the reference to the Yankee Group market research report.

Our Products, page 20

Our Services, page 21

23.	Please substantially revise the discussion of your products and services to disclose the following: (i) the products and services you currently offer; (ii) the timeframe in which management anticipates offering the products and services currently under development; and (iii) the percentage of revenues management anticipates deriving from each such product or service. The existing disclosure is too broad and generalized. An investor should be able to clearly identify your specific plan of operation for the remainder of this fiscal year and for the first six months of the next fiscal year.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

24.	Please explain whether your product development is done by your employees or whether it is outsourced to third parties.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

25.	We note your statement on page 22 that you hope to differentiate your services from your competitors by offering “exceptional customer service and lower cost alternatives.” Since it appears that all of your products and services are under development, please explain why you anticipate that the prices of your products and services will be lower than those of your competitors. Also disclose how you plan to make your products more “user friendly” than those of your competitors.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 22 of the Registration Statement.

26.	Please provide disclosure in this section about the “Almost Free Phone” referenced on page six of this registration statement.

The “Almost Free Phone” is a predecessor name for our current product in development, the TK 6000. We have revised the Registration Statement to eliminate and replace any reference to the “Almost Free Phone” with “TK 6000.”

Customers, page 22

27.	Please clarify whether you expect that your current customers will also purchase the products and services that are currently in development. If applicable, discuss any differences management anticipates in your targeted customer base when the company offers the products and services currently in development.

We have revised our disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

Geographic Markets, page 22

28.	Please expand your disclosure about the geographic markets where you anticipate focusing your efforts. We note that on page 23 you indicate an intent to focus your advertising efforts on individuals and small business in the south Florida market.

We have revised our disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

Suppliers, page 23

29.	Please provide the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 23 of the Registration Statement.

Intellectual Property, page 23

30.	Please indicate the duration of your patents, trademarks and related intellectual property. See Item 101(h)(4)(vii) of Regulation S-K. Please identify the other products or services for which you will seek intellectual property protection.

We have revised our disclosure in accordance with the Staff's comment. Please see page 23 of the Registration Statement.

Government Regulation, page 23

31.	Please explain whether CLEC registration is required to operate in the states in which you have pending registrations and address the status of the approval in each state. See Item 101(h)(4)(viii) of Regulation S-K.

We have revised our disclosure in accordance with the Staff's comment. Please see page 24 of the Registration Statement.

Description of Properties. page 25

32.	Please provide additional disclosure regarding the lease arrangements you intend to enter into for interconnection services and disclose the states in which you will provide such services.

We have revised our disclosure in accordance with the Staff's comment. Please see page 25 of the Registration Statement.

Outstanding Options, Warrants and Convertible Shares, page 25

33.	Please revise your disclosure regarding the number of shares of common stock that are issuable upon conversion of your Senior Convertible Debentures to clarify that such share amount will increase as interest accrues on the debentures and also note that the conversion price of the debentures (and therefore the amount of shares into which it may be converted) can also be modified under certain circumstances.

We have revised our disclosure in accordance with the Staff's comment. Please see page 25 of the Registration Statement.

Rule 144 Shares, page 25

34.	Please revise this disclosure to clarify that the six month holding period you reference is only applicable to companies who have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

We have revised our disclosure in accordance with the Staff's comment. Please see page 25 of the Registration Statement.

Management’s Discussion and Analysis…, page 26

35.	Please address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 29 of the Registration Statement.

36.	Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described throughout this registration statement, to the extent known. For example, address the selling, general and administrative expenses associated with the deployment of your new products and your plans to expand your marketing efforts. Also address your “possible” business strategy to acquire assets or other companies as noted on page four of the registration statement.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 29 of the Registration Statement.

Plan of Operations, page 27

37.	We note your statement that you estimate spending approximately $530,000 and $330,000 on research and development during your fiscal year ends September 30, 2009 and 2010 respectively. We also note your statement on page 23 that you project spending of $120,000 in research and development for new products in the next fiscal year. Please expand your analysis of these expenditures and explain this discrepancy.

We have revised our disclosure in accordance with the Staff's comment. Please see page 27 of the Registration Statement. In addition we have updated the statement you reference on page 23 of the Registration Statement.

38.	Please expand your disclosure regarding management’s expectations as to when your product will begin to generate revenue.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 27 of the Registration Statement.

Liquidity and Capital Resources, page 27

39.	Please disclose the expenses that are included in your estimate of $1,020,000 to continue “current minimal operations” for the next twelve months. In particular, disclose whether such amount includes any increase in your advertising budget (as referenced on page 23) and disclose the amount attributable to research and development expenses.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 27 of the Registration Statement.

40.	We note your statement on page five that you will require additional financing in 2009 to fund your operations and that working capital is “sufficient” to continue your business for the next four to six months. We further note your statement on page 27 that you will need a minimum of $1,020,000 to continue your current “minimal operations” for the next 12 months. Please provide more detailed disclosure in this section to clearly address your capital needs and management’s assessment of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 27 of the Registration Statement.

41.	Please revise your disclosure to address the funds management expects to receive as a result of the exercise of warrants resulting from this registration statement.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 28 of the Registration Statement.

Borrowing Arrangements, page 28

42.	Please revise this section to include more detailed disclosure regarding the terms of the convertible debentures. In this regard, please address the following:

•	the terms of default for each of the debentures and the effects to the company of an occurrence of default;

•	the circumstances in which the conversion prices are subject to adjustment;

•	the restrictive covenants in the debentures and disclose whether the company is currently in compliance with such covenants;

•	the maximum number of shares the debentures may be convertible into;

•	the substantial dilution that may occur to existing shareholders upon the conversion of the debentures (whether upon default or at the request of the holder).

We have revised our disclosure in accordance with the Staff’s comment. Please see page 28 of the Registration Statement.

Employment Agreements, page 40

43.	We note the statement that you are currently negotiating an employment agreement with Mr. Kyriakides. However, Note 9 to your financial statements for the fiscal year ended September 30, 2008 indicates that you have already entered into an agreement. Please explain this discrepancy.

We are negotiating the terms of an employment agreement with Mr. Kyriakides and will file that agreement as an exhibit in the next amendment to the Registration Statement. Upon finalization of that agreement, the agreement will be dated effective September 10, 2008, the date Mr. Kyriakides’ employment with the Company commenced.

Net Talk.com, Inc.

Financial Statements

Note 4 Interlink Asset Group Acquisition, page F-18

44.	We have considered the information in your letter dated February 27, 2009 addressing the accounting for the acquisition of assets from Interlink Global Corporation. Describe for us the telecommunications equipment and other property that Net Talk acquired from Interlink. Discuss how you are currently using these assets or expect to use these in your operations. Identify the domain names that you acquired and those that you are currently using. Describe the functions and current responsibilities of the employees that transferred from Interlink. Also describe the other assets and operations that Vicis did not sell to Net Talk.

To clarify, we acquired the Interlink Asset Group from Vicis Capital Master Fund (“Vicis”) and not from Interlink. Prior to selling the Interlink Asset Group to us, Vicis acquired the Interlink Asset Group from Interlink due to Interlink’s default on a debenture agreement with Vicis.

The Interlink Asset Group is a non-revenue producing group of assets that included tangible telecommunication equipment and office equipment, and intangible assets, described below, which included employment rights to the executive management team of Interlink. The telecommunications equipment acquired comprises computers, laptops, servers, satellite antenna, switches and other telephony components, routers, and firewall equipment that will be used in the development of our Network Operations Center (“NOC”). Office equipment acquired includes, office-grade computer equipment, furniture and other general office equipment. We are designing and developing our NOC during our development stage with the telecommunication equipment that we acquired with the Interlink Asset Group plus other necessary components that we are in the process of procuring. We are currently using the acquired office equipment in the day-to-day operation of our business.

The intangible property component of the Interlink Asset Group included the following licenses, domain names, registered trademarks, and employment rights:

Licenses:

The Interexchange Company (IXC) license issued by the state of Florida (company code TK012).

The Competitive Local Exchange Telecommunications Company (CLEC) license issued by the state of Florida (company code TX852, Certificate No. 8602).

Domain Names:

nettalk.com

Nettalkasia.com

Nettalkiptv.com

Nettalkla.com

Nettalkmexico.com

Nettalktelecom.com

Nettalkuk.com

Nettalkusa.com

Nettalkwifi.com

Nettalkwimax.com

Nettalkbiz.com

Nettalkbusiness.com

Nettalkcanada.com

Nettalkeurope.com

Nettalkfree.com

Nettalkglobal.com

Nettalkhome.com

Nettalkiptv.com

Nettalkla.com

Nettalkmexico.com

Nettalktelecom.com

Nettalkuk.com

Nettalkusa.com

Nettalkwifi.com

Nettalkwimax.com

GLOBALPCFONE.NET

GLOBALPCPHONE.NET

GLOBALPCFONE.COM

Trademarks:

Trademark	Serial No.	Registration Date/Application Date
Connecting the Globe	78783785	January 3, 2006
Connecting the World	78783778	January 3, 2006
net TALK	78772555	December 13, 2005

We anticipate that the intellectual property rights associated with the domain names and trademarks will be an integral and very significant part of our operations when we bring our TK 6000 product to market. For example, once the TK 6000 is ready to be deployed, we intend to use the trademark to establish our name in the VoIP technology market and to increase our customer recognition of our name and product. All of our domain names are currently being redesigned and redeveloped. We anticipate that when the TK 6000 is ready to be marketed, our domain names will allow us to reach a large customer base at a relatively low cost. We anticipate having product information and ordering information available on our websites. We also hope to provide customer service forums and frequently asked questions regarding the installation and use of the TK 6000 product and, when applicable, the related services.

As a developing stage company, we are planning to register our TK6000 as a trademark. We are also planning to expand our product line and services and as new products are developed we will register them as trademarks. This will reimforced our development stage status and will allow us to expand our product line.

Another substantial asset we received from the Interlink Asset Group is rights to employ the executive management team of Interlink. As a development stage company, the members of the management team, and the experience and attributes they provide, are a key part of our continued success. Currently, our entire management team consists of former Interlink Employees. Each member of our executive team holds the same title that he did as an employee and executive officer of Interlink. Anastasios Kyriakides is our Chief Executive Officer and President. In that capacity, Mr. Kyriakides is responsible for day to day oversight of our operations and management team. Kenneth Hosfeld is our Executive Vice President. In that capacity, Mr. Hofeld coordinates the implementation of our business plan and prepares our team for the launch of our TK 6000 product. Leo Manzewitsch is our Chief Technology Officer. In that capacity, Mr. Manzewitsch supervises our IT engineer and project manager engaged in research and development of our TK 6000 product. Guillermo Rodriguez is our Chief Financial Officer. In that capacity, Mr. Rodriguez performs all accounting and financial functions of the Company.

We also employ Nick Kyriakides and Angela llisie, both of whom are former Interlink employees. Nick Kyriakides, as our Marketing Director, is responsible for our website development and maintenance, developing the packaging of our product and coordinating distribution agreements so that we will be able to release our TK 6000 product. Ms. llisie, as our Executive Administrative Assistant, assists the management team with all aspects of our business operations including scheduling and vendor communcications.

Interlink had additional assets that were not transferred to us by Vicis. This includes a subsidiary in Venezuela that provides telecommunications services to local customers and businesses, a subsidiary in Columbia that provides telecommunications services to local customers and businesses, telecommunications contracts and agreements to purchase telephone minutes at wholesale pricing and telecommunications contracts and agreements to sell telephone minutes at retail pricing.

45.	You disclose at page 20 that your business is to provide products and services that allow consumers to make telephone calls using VoIP technology and refer to a “portfolio of VoIP products and services that is the foundation of your business model.” Tell us if you acquired any these products or services from Interlink. We note that your website currently offers several VoIP products and services to customers. You also disclose at page 6 that you currently market services to businesses and individual consumers. Tell us why you believe the Interlink asset group that you acquired constitutes a development stage company.

We did not acquire any complete product or service offering as part of The Interlink Asset Group. We did not acqure The Interlink Asset Group from Interlink; we acquired it from Vicis. We acquired a non-revenue producing, early stage technology as part of The Interlink Asset Group that we now refer to as TK 6000. The TK 6000 is a new product not offered or marketed by Interlink, and, in fact, the prototype was only developed by the Company in December 2008 following our purchase of The Interlink Asset Group.

We do not currently offer the products or services listed on our website. Rather, we are engaged in the development of those products and related processes that we will offer in the near future. Our website has been corrected to reflect the fact that we are currently not offering any products and services. We have revised page 6 of the registration statement similarly.

Paragraphs 8 and 9 of SFAS No. 7, Development Stage Enterprises states: “For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a. Planned principal operations have not commenced.

b. Planned principal operations have commenced, but there has been no significant revenue.

A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”

Our planned principal operations involve the marketing and support of the TK 6000 VoIP network product and service. This operation has not yet commenced. We have no other offerings at this time.

We are devoting our efforts on developing the TK 6000 product offering. This includes the product design and testing. This also includes establishing supply and sales channels that we will use to support our product and develop a customer base. We do not currently have a customer base. We also do not have an assembled workforce sufficient to operate our planned business. We are reviewing methods to acquire an assembled workforce shortly before launch of our product offering.

In addition to oversight of development activities, our executive management is substantially engaged in raising capital that is necessary to support our development efforts. In January 2009, we raised $1.1 million and will be required to raise additional capital to bring our product to market.

We are also tasked with the development of systems, standards and protocols that act to define the processes necessary to sustain the activity in the form of a business.

We believe the Interlink Asset Group satisfies the definition of a “development stage enterprise” as defined in SFAS 7.

46.	We note that the allocation of the purchase price includes workforce and knowhow of specialized employees, which are generally components of goodwill. Also in your letter you indicate that the purchase price exceeded the fair value of the acquired tangible and intangible assets, which is another indication of the presence of goodwill. The guidance in EITF 98-3 states that the presence of goodwill in a transferred set of activities and assets is an indicator that the transferred set is a business. Tell us how you considered this guidance in your evaluation.

In our response to question number 3, in our letter of February 27, 2009, we provided our conclusions with respect to each of the elements of a business (inputs, processes, and outputs) set forth in EITF 98-3. We concluded that none of these three elements were present in The Interlink Assets.

The fifth paragraph from the end of section 6 of EITF 98-3 provides that if excluded element or elements are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s), then the transferred set is capable of continuing normal operations and is a business. This paragraph further provides that the assessment of whether the excluded items are only minor should be made without regard to the attributes of the transferee (NetTalk) and should consider such factors as the uniqueness of the missing element, the time frame, the level of effort and the cost to obtain the missing element. Finally, the paragraph provides, as you point out, if goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

We evaluated this paragraph and concluded that workforce and knowhow are not considered “components of goodwill” for purposes of applying the standards and that FASB Concept Statement 5 (“CON 5”) supports recognition of these assets, as more fully discussed below.

In reaching this conclusion, we considered Footnote 7 SFAS 142, which states “Statement 141 requires intangible assets acquired in a business combination that do not meet certain criteria to be included in the amount initially recognized as goodwill. Those recognition criteria do not apply to intangible assets acquired in transactions other than business combinations.” That footnote resulted in additional research where we found further clarification of this statement in PriceWaterhouseCooper’s Accounting and Reporting Manual available through their Comperio subscription service (ARM Section 5070.42, See Exhibit A for Excerpt) and Ernst & Young’s Financial Reporting Developments publication FASB STATEMENTS NO. 141, BUSINESS COMBINATIONS, AND NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (2001; Updated February 2004) (See Exhibit B for Excerpt).

PWC in its ARM provides that although certain intangible assets do not meet FAS 141’s contractual-legal criterion or separability criterion (they, in fact, list workforce and employees with specialized knowledge as examples), the FASB observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in FASB Concept Statement No. 5. PWC continues, stating that such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which the FASB concluded provide reliable evidence about the existence and fair value of those assets. Therefore, an intangible asset that is acquired individually or with a group of other assets in a transaction that is not a business combination should be recognized as a separate intangible asset under FAS 142 if that asset meets the asset recognition criteria in CON 5, regardless of whether the asset meets the separate recognition criteria in FAS 141.

In our view, the Ernst & Young provides similar guidance relative to this area. See Exhibit B.

CON 5 provides for the recognition of items that meet the following criteria:

•

Definitions—The item meets the definition of an element of financial statements (in this case, of an asset as defined in FASB Concepts Statement No. 6, Elements of Financial Statements, as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events)

•	Measurability—It has a relevant attribute measurable with sufficient reliability

•	Relevance—The information about it is capable of making a difference in user decisions

•	Reliability—The information is representationally faithful, verifiable, and neutral.

We believe that applying the guidance in CON 5 to the workforce and specialized knowhow should be more than a general application to these types of assets. Rather, we drew our conclusion that the workforce and the knowhow of specialized employees that we explicitly acquired met the recognition criteria under CON 5 based upon the substance of those specific assets and the application of the four criteria in CON 5. Specifically, the subject workforce we acquired is a discrete group of four executive level employees, who work closely with our executive management team. While their relationship with the Company is “at-will,” they are considered key employees and they are extremely important to the development and future operations of NetTalk. They are more identifiable in their skills and responsibilities that what we believe the FASB refers to as “assembled workforce.” The specialized employee value is derived directly from our new executive level officers who have extensive experience in developing telephony services and bringing them to market. In fact, our CEO is responsible inventing the TK 6000 idea and product offering and, accordingly, he is perceived by us to possess more value than perhaps what the company may obtain in a retained search. Collectively, our executive management and these key employees are a proven team who has worked together and know how to work within our team. This, we believe also infuses discrete value into these assets. Overall, we believe that these assets provide NetTalk with a future economic benefit that is measurable, relevant and reliable.

You have asked us how we considered the guidance in EITF 98-3, which provides that if goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business. In summary, we do not believe that the guidance requires us to categorize the workforce and the specialized employee skills as components of goodwill for purposes of applying these standards. Therefore, our decision related to the criteria set forth in EITF 98-3 was based on the presence, and the lack thereof, of all of the required elements of a business, as set forth in EITF 98-3, and whether those elements that were missing were more than minor in nature.

In our letter of February 27, 2009, we provided our conclusion that the Interlink Asset Group did not comprise the three elements necessary to meet the definition of a business in EITF 98-3. We have also concluded that the missing elements are not minor. In drawing our conclusion that missing elements are not minor to the conclusion contemplated in EITF 98-3, we considered the following:

1.	No one of the three elements is present in its entirety.

2.	By reference to the specific points to consider in EITF 98-3, our review of elements (without regard to the transferee) resulted in the following:

•

Inputs: Overall, as a technology company, our technology platform is of paramount importance. It was not acquired in The Interlink Asset acquisition. Rather, specific assets that will comprise part of the platform were acquired, along with some office furnishings. Considerations as to each of the points under Inputs in EITF 98-3 were as follows:

•

Long-lived assets—The tangible telecommunications equipment acquired are insufficient to provide the necessary telephony and IT architecture to support our planned offerings. In addition, we are engaged, subsequent to our purchase, in designing an appropriate architecture and, accordingly, there is a significant level of difficulty in assuring the right design and assets. While that matter relates to our efforts, we believe that the same would be present with the transferor or in general. Accordingly, this input is not present and the level of difficulty causes it to be a significant missing component. By reference to the standard, it is not minor.

•

Intellectual property—We believe that we have a reasonable and appropriate portfolio of intellectual properties in the assets purchased. As principally a technology company, branding and name recognition will be of paramount. Our development efforts contemplate the development of additional intellectual properties. However, overall, we consider this component largely present.

•

The ability to obtain access to materials or rights—We believe that the materials necessary to develop the inputs are readily available. At issues is designing an effective platform and selecting the appropriate materials, which gives rise to substantial difficulties. Overall, we consider this component largely present.

•

Employees—We acquired rights to hire six employees of Interlink, including our officers. We believe that we have the necessary intellectual capital in those employees to develop our business. Acquiring other “at-will” type employees is not expected to pose a difficulty. Overall, we consider this component largely present.

•	Processes:

•

Systems, standards, protocols, conventions and rules necessary to sustain operations: The NetTalk business idea while at Interlink was in its infancy. None of these processes had been developed. We are currently engaged in developing these processes. These missing components, in the aggregate, are not minor to the presence of this element.

•	Outputs:

•

The ability to obtain access to the customers that purchase the outputs of the transferred set: The “transferred set” does not constitute the platform or infrastructure to offer our services. It does not poessess the necessary inputs or the necessary processes. We are developing that platform. Accordingly, the transferred assets do not support any ability to obtain access to customers and therefore are not considered revenue-producing assets. This missing component is not minor to the presence of this element.

In our judgment, the missing elements, or the missing components of the elements, are not minor to making the “business” determination under EITF 98-3. Accordingly, we have concluded that The Interlink Asset Group is not a business.

47.	You indicate in your letter that you have presented the financial statements of Interlink and pro forma information as required by Rule 3-05 and Article 11 of Regulation S-X because there is continuity of operations. Discuss the nature of the revenues generated by Interlink and explain how the nature of those revenue producing activities will generally remain the same or is otherwise relevant to investors.

In developing our conclusions related to application of Rule 3-05 and Article 11 of Regulation S-X, we considered all guidance available. Although we concluded that The Interlink Asset Group did not constitute a business under GAAP, we noted the emphasis in the Division of Corporation Finance Manual (2008 version) that the definition of a business for reporting purposes is broader under Article 11 than it is in GAAP and, in fact, a group of assets that does not meet definition of business for GAAP may constitute a business for reporting purposes.

We note that Article 11-1(d) provides that “the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” Please note that our reference to “continuity of operations” in our February 27, 2009 response letter was merely the use of a term provided in the context that we applied (that is, Article 11-1) to make our decision. Our interpretation of Article 11-1(d) is that it requires consideration of all fact and circumstances; not simply “revenue producing activities.” Accordingly, we did not say that there was continuity in revenue producing activities. Rather, we explicitly said in the February 27 response letter that there were no customers or revenue producing activities present.

In drawing our conclusion we tracked Article 11, in the following manner:

11-1	Description	Response
(d)	Subsidiary, division or separate entity “presumption.”	Response: The Interlink Asset Group did not constitute a subsidiary, division or separate entity in relation to Interlinks operations. The tangible assets purchased were not, while owned by Interlink, used in a manner that will be necessary to support the NetTalk operations. The sole activity related to NetTalks future business was entirely conceptual and in the very early stages of development. No significant costs were incurred by Interlink on any matter or activity associated with the future business of NetTalk.

(d)(1)	Revenue-producing activity.

By reference to Note 2010.2 in the Division of Corporation Finance Manual: “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.”

Response: We currently have no revenue producing activities or customers. We do not plan to generate revenues from offerings that generated any revenues for Interlink. Interlink did not generate any revenues from the types of offerings that NetTalk plans.

(d)(2)(i)	Physical facilities	Response: Physical facilities (principally telecommunications equipment) acquired from Vicis will only, in part, serve as the operating architecture of the NetTalk service offerings. Our planned physical facilities are under development and will require significant capital that we are attempting to raise.

(d)(2)(ii)	Employee base	Response: The employee base of NetTalk includes some, but not all, of the employee base of Interlink. Interlink had 12 employees; 6 of those employees are now employed by NetTalk. Elsewhere herein we described the roles of these employees.

(d)(2)(iii)	Marketing distribution system	Response: NetTalk did not acquire any elements of a marketing distribution system that were used by Interlink. In fact, NetTalk began developing its marketing distribution system following the Interlink Asset Group acquisition.

(d)(2)(iv)	Sales force	Response: NetTalk does not currently employ a sales force. The sales force that addresses Interlink’s ongoing business stayed with Interlink.

(d)(2)(v)	Customer base	Response. NetTalk does not currently have a customer base or an offering.

(d)(vi)	Operating rights	Response: Although Interlink did not operate any business that would be associated with NetTalks business model, it had the “right” to do so prior to Vicis exercising its right to seize assets as a creditor, and that right was explicitly transferred to NetTalk.

(d)(2)(vii)	Production techniques	Response: The production techniques (network architecture), while minimally, or conceptually, addressed at Interlink, is a subject of NetTalk’s current development efforts.

(d)(2)(viii)	Trade names (we added domain names, as well, for this consideration)	Response: Trade names and domain names, acquired in the Interlink Asset Group, were not generating revenue for Interlink, but are considered a significant asset to NetTalk.

The determination of whether The Interlink Asset Group constitutes a business solely under Article 11 required the use of our judgment. We believe that our conclusions are reasonable, supportable by the facts and sound.

We evaluated the above facts and circumstances based upon the preponderance of their weight. Our overall conclusion was that the weight of physical facilities, employee base and trade names (plus domain names) were significant to the Article 11-1 conclusion. We also considered the objective of Article 11-1(d) that provides that the reporting information should be provided when it is material to an understanding of future operations. Collectively, considering the above facts and circumstances, in light of the objective, we concluded that reporting The Interlink Asset Group as a business, solely as to its requirement under Article 11-1, was appropriate based on that guidance and would be useful and material to the understanding of our future operations. That is our judgment and we concluded that accordingly.

Conversely, our conclusions related to whether The Interlink Asset Group constituted, and therefore should be accounted for, as a “business” under GAAP followed the guidance set forth in GAAP, which is exactly what the SEC advised us to do in Section 2010.1 of the Division of Corporation Finance Reporting Manual (2008 Version).

Note 8 Stockholders’ Deficit, page F-14

48.	Tell us the business reasons for issuing 6 million shares of fully vested common stock to your new management in connection with the Interlink Asset Group Acquisition. It appears that each of these is also a shareholder of Interlink and the issuance results in a change in control of Net Talk. If the acquired assets constitute a business, this would result in accounting for the transaction as reverse acquisition or a recapitalization.

The Company determined that it is desirable and in the best interest of the Company to grant the new management 6,000,000 shares. This ownership grant provides the management with an incentive to advance the interests of the Company since they will be sharing in the Company’s success.

We issued the shares to five executive officers. Only two of these offers were previously Interlink Global shareholders. As reflected in our response to Question 5 in our February 27, 2009 letter, those two shareholders held, and continue to hold, 25% of the outstanding common stock of Interlink Global.

Note 6 Intangible assets, page F-21

49.	You indicate in your letter that you applied the guidance in FAS 141 by analogy in identifying intangible assets acquired from Interlink. Tell us in more detail how you applied this guidance in recording an intangible asset for assembled workforce and knowhow of specialized employees. Tell us how you determined the fair value of these intangible assets. Also discuss how you applied the guidance in FAS 142 in determining that these assets have an indefinite useful life.

We used the list of intangible types provided in SFAS 141.A14, in part, to help us identify the types of intangible assets that we acquired. That is, we used it like a checklist. We apologize for the improper use of the phrase “by analogy,” in our February 27 response letter, perhaps inaccurately implying that SFAS 141 was the relevant standard. As more fully discussed in our response to Comment No. 46, we also used the guidance in SFAS 142 and CON 5 in identifying intangible assets acquired. Overall, we believe that we have identified all of the intangible assets that we acquired in The Interlink Asset Group purchase.

We believe that our future profitability and cash flows will be, in part, derived from the specialized skill, experience and knowhow of our Chief Executive, Chief Technology and Chief Financial Officers. Therefore we estimated the fair value of the knowhow based on the present value of those future cash flows. We developed our cash flow projections to isolate all components of future profitability, including that amount related to the knowhow. We applied a risk-adjusted rate, using the Ibotson build-up approach. These rates ranged from 22.88% to 25.09% over a three year period.

The value allocated to the workforce was simply based on the traditional executive search rate of 30% of the first years’ compensation based on the existing salary arrangements with employees.

In response to your comment regarding useful lives, we have reconsidered the guidance in paragraph 11 of SFAS 142, as amended by FSP FAS142-3, and have concluded that the workforce and specialized skill categories, in fact, have definite lives of economic benefit to the company. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. As discussed in the preceding paragraphs, the period of cash flows that we considered appropriate for valuing the specialized skills was three years. We concluded that period was the period through which those skills would contribute to the development and bring the TK 6000 to a state of maturity. Accordingly, we believe that period is the appropriate life for amortization of these intangible assets. We have revised our footnotes in our financial statements accordingly.

Interlink Global Corporation

Financial Statements

Note 2 Summary of significant accounting policies, page F-36

50.	Disclose Interlink's revenue recognition policy.

We have revised our disclosure in accordance with the Staff's comment. Please see pages F-63 and F-76 of the Registration Statement.

2006 Common Stock Offering, page II-2

51.	Please disclose how many of the investors participating in this offering were accredited investors.

Thirty-one (31) of the forty-six (46) investors that participated in our 2006 Common Stock Offering were accredited investors. We have revised our disclosure in accordance with the Staff's comment. Please see page II-2 of the Registration Statement.

Signatures

52.	With your next amendment, please provide the signature of your controller or principal accounting officer, as required by the instructions to Form S-1.

Mr. Guillermo Rodriguez serves as our principal accounting officer. While he signed the initial Registration Statement in his capacity as Chief Financial Officer of the Company, we have modified his signature block to reflect his position as principal accounting officer of the Company.

Exhibits

53.	Please file the employment agreement with Mr. Kyriakides as well as the lease for your facility in Miami, Florida as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Mr. Kyriakides’ employment agreement is currently being negotiated. When finalized, it will be included as an Exhibit to the next amendment to the Registration Statement. Our lease agreement was filed as Exhibit 10.21 to the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (305) 621-1200 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Anastasios Kyriakides
Anastasios Kyriakides
Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP

Exhibit A

Excerpt Derived from PriceWaterhouseCoopers Comperio Service

ARM Chapter 5070

.42 FAS 141’s Separate Recognition Criteria Are Not Applicable

FAS 141’s criteria for recognizing an intangible asset apart from goodwill do not apply to the acquisition of intangible assets outside a business combination. Although certain intangible assets do not meet FAS 141’s contractual-legal criterion or separability criterion (see ARM 5070.23 for examples of such intangible assets), the FASB observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in CON 5. Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which the FASB concluded provide reliable evidence about the existence and fair value of those assets. Therefore, an intangible asset that is acquired individually or with a group of other assets in a transaction that is not a business combination should be recognized as a separate intangible asset under FAS 142 if that asset meets the asset recognition criteria in CON 5, regardless of whether the asset meets the separate recognition criteria in FAS 141.

Since the criteria for recognizing some intangible assets depends on the type of transaction in which they were acquired, transactions involving the acquisition of a group of net assets that includes a significant amount of intangible assets that do not meet FAS 141’s separate recognition criteria should be carefully evaluated based on the guidance in EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” to determine whether the group of net assets that was acquired constitutes a business (see ARM 5042.13).

.23 Intangible Assets That Do Not Meet the Separate Recognition Criteria

While an acquiring entity must evaluate each acquired intangible asset to determine whether the asset meets FAS 141’s separate recognition criteria, there are certain intangible assets that would not typically meet those criteria and, therefore, would be included in the amount recorded as goodwill. Examples of such intangible assets include:

•	Customer base

•	Noncontractual customer relationships that are not separable

•	Customer service capability

•	Presence in geographic locations or markets

•	Assembled workforce

•	Specially trained employees

Exhibit B

Excerpt from Ernst & Young, Financial Reporting Developments Publication, FASB STATEMENTS NO. 141, BUSINESS COMBINATIONS, AND NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (2001); Updated February 2004)

Intangible Assets Acquired in a Transaction Other than a Business Combination (Pages 38-40; Section in its entirety)

The cost of a group of assets, including intangible assets, acquired in a transaction other than a business combination should be allocated to the individual assets acquired based on their relative fair values and should not result in the recognition of goodwill. This could result in acquired assets being valued in excess of or less than their individual fair values. See Chapter 9 for further guidance on determining the fair value of assets acquired in a transaction other than a business combination.

The recognition criteria of Statement 141 for recognizing an asset apart from goodwill do not apply to intangible assets acquired in transactions other than business combinations. Therefore, an intangible asset may be treated differently (i.e., recognized separately or included in goodwill) depending on the transaction in which the asset is acquired.

The FASB noted that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination might meet the asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, 8 even though they do not meet either the contractual-legal criterion or the separability criterion (e.g., assembled workforce, specially trained employees). The FASB concluded that these transactions are commonly bargained exchange transactions that are conducted at arm’s length. Therefore, there is reliable evidence about the existence and fair value of those assets. Accordingly, those assets should be recognized as intangible assets when acquired in a transaction other than a business combination.

A question arises when the aggregate fair value of identifiable assets acquired in an asset group (that does not constitute a business) differs from the cost. The fair value of identifiable assets acquired may be less than the cost (indicating synergies among the assets) or may be more than the cost (indicating a bargain purchase). In the case of the bargain purchase, the company should carefully evaluate whether it has assumed a commitment or contingent liability from the seller that should be assigned its fair value in the purchase price allocation, thus eliminating the difference between the cost and the fair value of the net assets acquired. If an excess of fair value over cost remains, the allocation of cost on a relative fair value basis recognizes the assets (which could include financial instruments that have reliably determinable fair values) at less than fair value. This could result in gain recognition in the near term as those assets are realized. Accordingly, we believe that the excess of fair value over costs should be allocated on a relative fair value basis to the same types of assets to which negative goodwill is allocated in a business combination (see Chapter 2), rather than to all assets.

If the cost exceeds fair value of the identifiable assets, Statement 142 prohibits the recognition of goodwill in transactions other than business combinations. Statement 142 requires that the cost be allocated to the identifiable assets based on their relative fair values. This allocation would cause the identified assets to be recorded at greater than fair value. For indefinite-lived intangible assets, this could indicate an immediate impairment.

We believe that, in these circumstances, companies should carefully evaluate if the cost exceeded the fair value of assets acquired because a prior commitment, contingency, or dispute with the seller is being settled that should result in a reduction of a recognized liability or a charge to expense. In addition, companies should reconsider if all intangible assets have been identified whether or not they meet the Statement 141 separate recognition criteria. For example, acquired intangible assets that do not otherwise meet the contractual-legal or separability criteria but still meet the definition of an asset (as defined in Concept Statement 5), include:

•	An assembled workforce

•	Employees with unique skills, knowledge, or relationships

•	Customer service capability

•	Nonunion status or strong labor relations

•	Presence in geographic markets or locations

•	A customer base

If reliable estimates of fair value can be made, then fair value should be allocated to these assets. If, after allocating fair value to any additional identified assets, the cost of the asset group continues to exceed fair value, then we believe that the unallocated cost should be allocated on a relative fair value basis to all acquired assets, except indefinite-lived intangible assets. Because Statement 142 precludes expensing acquired assets at the date of acquisition, we believe that companies should not assign an amount greater than fair value to indefinite-lived intangible assets because those assets would be immediately impaired.

Note 8 Concepts Statement 5 provides for the recognition of items that meet the following criteria:

•

Definitions—The item meets the definition of an element of financial statements (in this case, of an asset as defined in FASB Concepts Statement No. 6, Elements of Financial Statements, as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events)

•	Measurability—It has a relevant attribute measurable with sufficient reliability

•	Relevance—The information about it is capable of making a difference in user decisions

•	Reliability—The information is representationally faithful, verifiable, and neutral.